UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 29, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, July 28, 2008
Disclosure according to art. 4 para. 4 of the Regulation (EC) no. 2273/2003
Share Buyback — Final Report
Siemens Aktiengesellschaft completes second tranche of the share buyback
In the time period from July 21, 2008 until and including July 22, 2008 a number of 1,699,169 shares have been bought back within the framework of the share buyback program of Siemens Aktiengesellschaft. With these transactions the buyback of the second tranche of own shares has been completed on July 22, 2008. The buyback of the second tranche had been announced according to art. 4 para. 2 of the Regulation (EC) no. 2273/2003 on June 6, 2008 and began on June 9, 2008; own shares of the Company having a value of up to EUR 2 billion (excluding incidental transaction charges) were intended be repurchased within this second tranche in the time period from June 9, 2008 until July 23, 2008 at the latest subject to market conditions, after the Company has already bought back a first tranche of 24,854,541 shares in the time period from January 28, 2008 until April 8, 2008 for a total price of approximately EUR 2 billion (excluding incidental transaction charges).
The total number of own shares that has been repurchased as the second tranche between June 9, 2008 and July 22, 2008 amounts to 27,916,664. This corresponds to 3.05% of the share capital as of the date of the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft on January 24, 2008. The purchase price was in average EUR 71.61 per share; the total consideration that has been paid for the shares of the second tranche amounts to EUR 1,999,225,885.57 (excluding incidental transaction charges). Therefore a total number of 52,771,205 shares having a value of approximately EUR 4 billion (excluding incidental transaction charges) have been bought back within the framework of the share buyback program since January 28, 2008.
The purchase of the shares of Siemens Aktiengesellschaft was carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares were repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).
Information regarding the transactions according to art. 4 para. 3 and 4 of the Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).
Timing and details regarding the buyback of own shares under further tranches of the share buyback program, which will be necessary to achieve the capital structure target that was announced in the ad hoc announcement dated November 7, 2007, will be disclosed separately according to art. 4 para. 2 of the Regulation (EC) no. 2273/2003.
Munich, July 28, 2008
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 29, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Head of Equity Capital Markets